Filed Pursuant to Rule 433

Registration No. 333-285413

Final Term Sheet

March 5, 2026

CAD$2,250,000,000

AT&T Inc.

CAD$1,250,000,000 4.500% GLOBAL NOTES DUE 2036

CAD$1,000,000,000 5.250% GLOBAL NOTES DUE 2056

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	4.500% Global Notes due 2036 (the “2036 Notes”) 5.250% Global Notes due 2056 (the “2056 Notes”)

TRADE DATE:	March 5, 2026

SETTLEMENT DATE:	March 12, 2026

MATURITY DATE:	March 12, 2036 for the 2036 Notes March 12, 2056 for the 2056 Notes

AGGREGATE PRINCIPAL AMOUNT OFFERED:	CAD$1,250,000,000 for the 2036 Notes CAD$1,000,000,000 for the 2056 Notes

PRICE TO PUBLIC (ISSUE PRICE):	99.777% for the 2036 Notes 99.402% for the 2056 Notes

PRICE TO AT&T:	99.377% for the 2036 Notes 98.902% for the 2056 Notes

NET PROCEEDS:	CAD$1,242,212,500 for the 2036 Notes CAD$989,020,000 for the 2056 Notes

USE OF PROCEEDS:	AT&T intends to use the net proceeds from this offering for general corporate purposes, which may include debt repayments and pending acquisitions.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $1,000,000 of AT&T’s expenses.

INTEREST RATE:	4.500% per annum for the 2036 Notes 5.250% per annum for the 2056 Notes

INTEREST PAYMENT DATES:	Semiannually on each March 12 and September 12, in equal installments, commencing on September 12, 2026 for the 2036 Notes and the 2056 Notes. For an interest period that is not a full semi-annual interest period, other than in respect of any regular semi-annual coupon payments, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period (also known as Actual/Actual Canadian Compound Method).

DENOMINATIONS:	Minimum of CAD$2,000 and integral multiples of CAD$1,000 thereafter

BUSINESS DAY:	A business day in The City of New York and Toronto

OPTIONAL REDEMPTION:

Each series of the Notes may be redeemed at any time prior to the applicable Par Call Date (as set forth in the table below), as a whole or in part, at AT&T’s option, at any time and from time to time on at least 10 days’, but not more than 60 days’, prior notice, at a make-whole call equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed or (ii) a price equal to the price which, if the Notes being redeemed were to be issued at such price on the date of redemption, would provide a yield thereon from the date of redemption to their Par Call Date equal to the Government of Canada Yield plus the applicable Make-Whole Spread (as set forth in the table below), calculated on the third business day preceding the date of redemption of the Notes.

Each series of the Notes may be redeemed at any time on or after the applicable Par Call Date, as a whole or in part, at AT&T’s option, at any time and from time to time on at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed. Accrued but unpaid interest will be payable to, but excluding, the redemption date.

Series	Par Call Date	Make-Whole Spread
2036 Notes	December 12, 2035	29.5 bps
2056 Notes	September 12, 2055	37.5 bps

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined from arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two Canadian investment dealers selected by AT&T, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond, trading at par, would carry if issued in Canadian dollars in Canada on the date fixed for redemption with a maturity that most closely approximates the remaining term to the applicable Par Call Date.

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

ISSUER RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: BBB+ (Rating Watch Negative)

JOINT BOOKRUNNERS:	CIBC World Markets Inc. RBC Dominion Securities Inc. Scotia Capital Inc. TD Securities Inc.

CUSIP NUMBER:	00206RNL2 for the 2036 Notes 00206RNM0 for the 2056 Notes

ISIN NUMBER:	CA00206RNL29 for the 2036 Notes CA00206RNM02 for the 2056 Notes

REFERENCE DOCUMENT:	Preliminary Prospectus Supplement, dated March 5, 2026; Prospectus, dated February 28, 2025.

A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.

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Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

No PRIPS or UK PRIIPS KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CIBC WORLD MARKETS INC. AT 1-416-594-8515, RBC DOMINION SECURITIES INC. AT 1-416-842-6311, SCOTIA CAPITAL INC. AT 1-416-863-7438 OR TD SECURITIES INC. AT 1-800-263-5292.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.